

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUL 1 5 2003
1088

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number: **000-24566-01**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MB Financial, Inc.
801 West Madison Street
Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of KPMG LLP. Attached to this report as Exhibit 99 is the certification required by Section 906 of the Sarbanes-Oxley Act of 2002.

KPMG

MB FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001



2001 M Street NW
Washington, DC 20036

Independent Auditors' Report

The Trustees
MB Financial, Inc. 401(k) Profit Sharing Plan
Chicago, Illinois:

We have audited the accompanying statements of net assets available for benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule G, Part III – Schedule of Non-Exempt Transactions and Schedule H, line 4i – Schedule of Assets Held at End of Year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
July 10, 2003



MB FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Table of Contents

MB FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Statement of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value:		
Shares of registered investment companies	$ 37,114,061	$ 1,014,402
Common stock of MB Financial, Inc.	3,964,391	1,973,858
Participant notes receivable	589,383	290,515
	41,667,835	3,278,775
Receivables:		
Employer's contributions	1,974,548	755,984
Amounts receivable from unsettled trades	—	6,660,475
Accrued interest	—	9,799
	1,974,548	7,426,258
Cash	331,946	5,774,032
Net assets available for benefits	$ 43,974,329	$ 16,479,065

See accompanying notes to financial statements.

MB FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions (decrease) to net assets attributed to:	
Investment income (loss):	
Net realized and unrealized losses	$ (3,007,528)
Interest and dividend income	303,212
	(2,704,316)
Contributions:	
Participants	1,578,342
Employer's	3,307,049
Rollovers	55,413
	4,940,804
Transfers from other plans	31,028,442
Total additions	33,264,930
Decrease in net assets attributable to:	
Benefits paid directly to participants	5,761,805
Administrative expenses	7,861
	5,769,666
Net increase	27,495,264
Net assets available for benefits:	
Beginning of year	16,479,065
End of year	$ 43,974,329

See accompanying notes to financial statements.

(1) Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (Company or Trustee). Effective January 1, 2002, the Plan was amended and The MidCity Financial Corporation Profit Sharing Plan and Trust and The First Savings and Loan Association of South Holland Thrift Plan were merged into the Plan. Net assets of $31,028,442 were transferred into the Plan as a result of the mergers and the changes in net assets transferred for the year ended December 31, 2002 are included within the Statement of Changes in Net Assets. The Plan name was amended from the MB Financial, Inc. 401(k) Plan to the MB Financial, Inc. 401(k) Profit Sharing Plan.

For the year ended December 31, 2002, employees scheduled to work at least twenty hours per week are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility. Employees scheduled to work less than twenty hours per week are eligible upon completion of 1,000 hours of service in a 12-month period beginning on their date of hire and enter the Plan on the January 1 or July 1 following meeting eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

At December 31, 2001, the Plan was in the process of transferring all Plan assets to a new recordkeeper. As the new recordkeeper maintained investments in a number of different funds, the Plan investments were in the process of being liquidated at December 31, 2001, with new investments being purchased by the new recordkeeper. As a result, a significant portion of Plan assets were recorded as receivables or as cash at December 31, 2001, as investments had been sold, with proceeds not yet re-invested. All trades settled in the first five days of January 2002.

(b) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) Contributions

The Company contributes to the Plan from current or accumulated profits. In 2002, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 2% of the participant's compensation and 50% of each participant's deferral contribution for the next 2% of the participant's compensation along with a profit sharing contribution of approximately 4% of total compensation in 2002. Each participant may make tax deferred contributions up to 15% of his or her compensation, as defined in the Plan.

Participants may make rollover contributions to the Plan from prior employer plans. Contributions are subject to certain limitations.

Generally, participants' vested percentages are determined under the following schedule:

Years of service	Vested percentage
Less than 2	0%
2	10%
3	30%
4	50%
5	70%
6	90%
7 or more	100%

Regardless of the vesting schedule, participants' and employer's matching contributions to the Plan, rollovers from other plans and earnings thereon are immediately 100% vested. Full vesting also occurs at age 65, upon death or disability.

(d) ***Investment Options***

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options at any time.

(e) ***Participant Notes Receivable***

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the participants highest outstanding balance of loans from the Plan during the one year period prior to the date of the loan over the participants current outstanding balance of loans or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Current interest rates on outstanding loans range from 4.09% to 10.5%. Principal and interest payments are required to be paid not less than quarterly.

(f) ***Payment of Benefits***

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. The balance in this account may be used to purchase a single premium annuity contract. Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account, or if his or her vested value is greater then $5,000 he or she may elect equal installment payments commencing within sixty days after the close of the plan year in which employment is terminated.

(Continued)

(g) Forfeitures

At each Anniversary Date, defined as December 31, any forfeitures since the prior Anniversary Date shall be made available to reinstate previously forfeited account balances of former participants. The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur. Total forfeitures of terminated participants' nonvested accounts as of December 31, 2002 and December 31, 2001, were $128,176 and $37,941, respectively. $119,837 of forfeitures were used to reduce 2002 Company contributions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted net asset values which approximate the fair value of shares held by the Plan at year-end. Shares of MB Financial, Inc. common stock are valued at quoted market prices. Participant notes receivable are valued as determined in good faith by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Payment of Benefits

Benefits are recorded when paid.

(Continued)

(3) Investments

Investments representing 5% or more of the Plan's net assets are as follows as of December 31, 2002 and 2001:

		2002	2001
Shares of registered investment companies:			
Mass Investors Growth Stock Fund - A	$	4,273,847	—
MFS Government Securities Fund - A		10,758,637	—
MFS Value Fund - A		10,257,963	—
MFS Institutional Fixed Fund		6,132,444	
Janus Worldwide Fund		*	977,629
Common stock:			
MB Financial, Inc. common stock		3,964,391	1,973,858

*Amount is less than 5%

During 2002, the Plan's investments, including investments bought, sold, and held during the year, (depreciated) appreciated in value as follows:

Shares of registered investment companies	$	(3,742,805)
Common stock		735,277
	$	(3,007,528)

(4) Related Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed. Certain other administrative expenses are paid by the Company. These expenses are not material to the financial statements.

The Plan held 113,952 shares of MB Financial, Inc. common stock with a cost of $1,527,979 and a fair value of $3,964,391 at December 31, 2002. The Plan purchased 43,013 shares of MB Financial, Inc. common stock at a cost of $1,377,925 and sold 1,656 shares for $49,148 during the year ended December 31, 2002. The Plan held 72,595 shares of MB Financial, Inc. common stock with a cost of $1,083,196 and a fair value of $1,973,858 at December 31, 2001.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(Continued)

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2003, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(7) Subsequent Event

Effective January 1, 2003, The First National Bank of Lincolnwood Profit-Sharing Trust was merged into the Plan and assets available for benefits in the amount of $1,171,855 were transferred to the Plan.

MB FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Schedule G, Part III - Schedule of Non Exempt Transactions

December 31, 2001

Identity of Party Involved	Relationship of Plan	Description of Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)
MB Financial, Inc	Plan Sponsor	Late Remittance of Participant Contributions	$ 60,307	$ 60,356	$ 49

See accompanying independent auditors' report.

MB FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets Held at End of Year

December 31, 2001

Description	Shares/Units	Current value
Investments at fair value:		
Shares of registered investment companies:		
Massachusetts Investors Trust - A	83,726	$ 1,077,552
Mass Investors Growth Stock Fund - A	463,039	4,273,847
*MFS Total Return Fund - A	120,045	1,593,000
*MFS High Income Fund - A	14,065	49,228
*MFS Government Securities Fund - A	1,073,716	10,758,637
*MFS Institutional Fixed Fund	6,132,444	6,132,444
*MFS Mid Cap Growth Fund - A	53,065	300,345
*MFS Value Fund - A	620,942	10,257,963
*MFS New Discovery Fund - A	11,064	126,458
*MFS Technology Fund - A	15,863	97,876
*MFS Research International Fund - A	28,447	295,283
Janus Worldwide Fund	17,455	560,819
Barclay's S&P 500 Stock Fund	11,308	1,206,696
*MFS Strategic Value Fund - A	34,370	383,913
		37,114,061
Common stock:		
*MB Financial, Inc. common stock	113,952	3,964,391
Participant notes receivable, interest rates currently range from 4.09 to 10.50%		589,383
		$ 41,667,835

* Identifies a party-in-interest investment.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

By: MB Financial Bank, N.A., as Plan Trustee

By: 

Name: Jill E. York
Title: Senior Vice President and Chief Financial Officer

Date: July 15, 2003



EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

The Trustees
MB Financial, Inc. 401(k) Profit Sharing Plan
Chicago, Illinois:

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-97857) of MB Financial, Inc. of our report dated July 10, 2003, relating to the statements of net assets available for benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-k of the MB Financial, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Chicago, Illinois
July 15, 2003

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned hereby certifies in his or her capacity as an officer of MB Financial, Inc. that, to his or her knowledge, the Annual Report on Form 11-K for the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan") for the plan year ended December 31, 2002, fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan, as of the dates and for the periods presented in the financial statements of the Plan included in such report.

Date: July 15 2003



Mitchell Feiger
President and Chief Executive Officer

Date: July 15 2003



Jill E. York
Vice President and Chief Financial Officer